DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

212-450-6141


05007567

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

April 25, 2005

SUPPL

Re: File No. 82-3743 Fomento de Construcciones y Contratas, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934



Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Fomento de Construcciones y Contratas, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish the following:

I. Material Fact, dated March 31, regarding changes in the composition of the Board of Directors of Fomento de Construcciones y Contratas, S.A.

Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait. If you have any questions, please do not hesitate to contact me at (212) 450-6141.

Sincerely,

Matthew Telford
Legal Assistant

PROCESSED

MAY 03 2005

Attachments


THOMSON
FINANCIAL

By Hand Delivery

COMUNICACIÓN DE HECHO RELEVANTE

CAMBIOS EN LA COMPOSICIÓN DEL CONSEJO DE ADMINISTRACIÓN DE FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A.

El Consejo de Administración de FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A. (FCC), en la reunión celebrada el día 30 de marzo de 2005, ha adoptado, entre otros, los siguientes acuerdos:

1. Aprobar el Informe de Gobierno Corporativo del ejercicio 2004.

2. Nombrar nuevo vocal del Consejo de Administración de FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A., por el procedimiento de cooptación, a D. Antonio Pérez Colmenero.

Como consecuencia de este nombramiento, el Consejo de Administración queda conformado como se indica a continuación:

CONSEJO DE ADMINISTRACIÓN

Presidente:
- D. MARCELINO OREJA AGUIRRE

Consejero-Delegado
- D. RAFAEL MONTES SÁNCHEZ

Vocales:
- B-1998, S.L., representada por Dª. ESTHER KOPLOWTIZ ROMERO DE JUSEU
- DOMINUM DESGA, S.A. representada por Dª. ESTHER ALCOCER KOPLOWTIZ
- DOMINUM DIRECCIÓN Y GESTIÓN, S.A. representada por Dª. ALICIA ALCOCER KOPLOWITZ
- E.A.C. INVERSIONES CORPORATIVAS, S.L., representada por Dª. CARMEN ALCOCER KOPLOWTIZ
- D. FERNANDO FALCÓ Y FERNÁNDEZ DE CORDOVA
- D. GONZALO ANÉS ALVARES-CASTRILLÓN
- D. JUAN CASTELLS MASANA
- D. FELIPE BERNABÉ GARCÍA PÉREZ
- D. FRANCISCO MAS-SARDÁ CASANELLES
- D. ROBERT PEUGEOT
- CARTERA DEVA, S.A., representada por D. JOSÉ AGUINAGA CÁRDENAS
- IBERSUIZAS ALFA, S.L. representada por D. LUIS CHICHARRO ORTEGA
- IBERSUIZAS HOLDINGS, S.L. representada por D. PEDRO AGUSTÍN DEL CASTILLO MACHADO
- LARRANZA XXI, S.L., representada por Dª LOURDES MARTÍNEZ ZABALA
- D. ANTONIO PÉREZ COLMENERO

Secretario no Vocal:
- D. FRANCISCO VICENT CHULIÁ

Madrid, treinta y uno de marzo de dos mil cinco.